Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of OmniLit Acquisition Corp. on Amendment #4 to the Form S-4 [FILE NO. 333-271822], of our report dated January 30, 2023, which includes an explanatory paragraph as to the OmniLit Acquisition Corp.’s ability to continue as a going concern with respect to our audits of the financial statements of OmniLit Acquisition Corp. as of December 31, 2022 and 2021 and for the year ended December 31, 2022 and for the period from May 20, 2021 (inception) through December 31, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

West Palm Beach, FL

September 6, 2023